UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KYPHON INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501577 10 0

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501577 10 0

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Investor Growth Capital Limited (“IGC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number Of Shares Beneficially Owned By Each Reporting Person With

  5.    Sole Voting Power

3,003,873 shares. Investor Growth Capital Limited (“IGC”) is indirectly a wholly owned subsidiary of Investor AB (“IAB”). Therefore, IAB may be deemed to have sole voting power with respect to such shares and IGC may be deemed to share voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

3,003,873 shares. IGC is indirectly a wholly owned subsidiary of IAB. Therefore, IAB may be deemed to have sole dispositive power with respect to such shares and IGC may be deemed to share dispositive power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,003,873

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.03%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 501577 10 0

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Investor AB (“IAB”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization IGC is a Guernsey Company IAB is a publicly held Swedish Company

Number Of Shares Beneficially Owned By Each Reporting Person With

  5.    Sole Voting Power

4,291,248 shares of which 3,003,873 shares are held by IGC which is ultimately a wholly owned subsidiary of IAB, and 1,287,375 shares are held by a limited partnership of which Investor AB serves as the ultimate general partner (the “Fund”). IAB may be deemed to have sole voting power with respect to such shares and IGC and Fund may be deemed to have shared voting power with respect to such shares.

  6.    Shared Voting Power

See response to Row 5

  7.    Sole Dispositive Power

4,291,248 shares of which 3,003,873 shares are held by IGC and 1,287,375 shares are held by Fund. Because IGC is ultimately a wholly owned subsidiary of IAB and IAB is the ultimate general partner of Fund, IAB may be deemed to have sole dispositive power with regard to such shares and IGC and Fund may be deemed to have shared dispositive power with respect to such shares.

  8.    Shared Dispositive Power

See response to Row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,291,248

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.47%

12.	Type of Reporting Person OO

Item 1.

(a)	Name of Issuer

Kyphon Inc.

(b)	Address of Issuer’s Principal Executive Offices

1350 Bordeaux Drive
Sunnyvale, California 94089

Item 2.

(a)	Name of Person Filing

Investor AB

Investor Growth Capital Limited

(b)	Address of Principal Business Office or, if none, Residence

The principal place of business address for IGC is:

National Westminster House
Le Truchot St. Peter Port
Guernsey Channel Island
GYI 4PW, U.K.

The principal place of business address for IAB is:

Arsenalsgatan 8c,
S-103
32 Stockholm, Sweden

(c)	Citizenship

Investor Growth Capital is a Guernsey company.

Investor AB is a Swedish company.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

501577 10 0

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: See Row 9 of each reporting person

(b)	Percent of class: See Row 11 of each reporting person*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See Row 5 for each person filing

	(ii)	Shared power to vote or to direct the vote See Row 6 for each person filing

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 for each person filing

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 for each person filing

Instruction.    For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

*	Based on 37,409,157 total shares outstanding as of February 5, 2003.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Instruction:    Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

(i)

The Shareholders of IGC, including IAB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by IGC in accordance with their ownership interest in IGC.

(ii)

The partners of the Fund, including IAB, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by IGC in accordance with their ownership interest in IGC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2003

Investor AB	/s/ HENRY GOOSS
Henry Gooss Managing Director

/s/ MICHAEL OPORTO
Michael Oporto Managing Director

Investor Growth Capital Limited	/s/ HENRY GOOSS
Henry Gooss Managing Director

/s/ MICHAEL OPORTO
Michael Oporto Managing Director

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Kyphon Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 11, 2003

Investor AB	/s/ HENRY GOOSS
Henry Gooss Managing Director

/s/ MICHAEL OPORTO
Michael Oporto Managing Director

Investor Growth Capital Limited	/s/ HENRY GOOSS
Henry Gooss Managing Director

/s/ MICHAEL OPORTO
Michael Oporto Managing Director